Exhibit 99.1

Zymeworks Highlights Key 2017 Accomplishments and Announces 2018 Priorities
Lead Asset (ZW25) Demonstrating Promising Clinical Activity;
Growing Number of Pharmaceutical Partners Validate Bispecific Antibody Technology

Vancouver, Canada (January 7, 2018) – Zymeworks Inc. (NYSE/TSX: ZYME), a clinical‑stage biopharmaceutical company developing next-generation multifunctional biotherapeutics, today provided key accomplishments from the past year and announced priorities for 2018.
“2017 was a great year for Zymeworks and we are poised to achieve a number of important corporate milestones in 2018,” said Ali Tehrani, Ph.D., President and CEO of Zymeworks. “We anticipate notable progress across our business, including additional clinical results for ZW25, the establishment of new partnerships and presenting preclinical data showcasing the breadth of our technology and emerging therapeutic pipeline. In addition, we expect to hear about the further advancement of our partners’ bispecific therapeutics built using our Azymetric platform.”
ZW25 – Accelerating Clinical Development
Zymeworks’ lead clinical candidate, ZW25, is a novel Azymetric™ bispecific antibody targeting two distinct domains of the HER2 receptor resulting in multiple differentiated mechanisms of action.  In 2017, the company reported results from the dose escalation portion of its ongoing Phase 1 clinical trial, showing encouraging tolerability and anti-tumor activity in heavily pretreated patients with HER2‑expressing cancers, including breast and gastric cancers.
“Over the last year we observed meaningful clinical responses in a number of late-stage breast and gastric cancer patients,” said Diana Hausman, M.D., Chief Medical Officer of Zymeworks. “Based on this success, we are prioritizing strategies to accelerate development of ZW25 in 2018.”
Business Development – Progressing and Expanding Partnerships
In November 2017, Zymeworks provided a license to Janssen to develop multiple bispecific antibodies in a transaction worth up to US$1.45 billion including a US$50 million upfront payment as well as tiered royalties on product sales.
“Given Janssen’s biologics expertise and experience with other bispecific platforms, we believe this establishes Azymetric™ as an industry-leading solution for the development of bispecific antibody therapeutics,” said Dr. Tehrani of Zymeworks.
Janssen was the sixth global pharmaceutical partner to gain access to Zymeworks’ Azymetric™ platform in a notable group that also includes Merck, Lilly, Celgene, GSK and Daiichi Sankyo. All these partnerships are actively identifying drug candidates for clinical evaluation. Earlier in 2017, two partners (Lilly and Merck) announced that they had selected lead Azymetric™ bispecific candidates for advancement towards the clinic and Daiichi Sankyo’s program achieved a significant research milestone resulting in a milestone payment to Zymeworks.

2018 Milestones
Building on its 2017 accomplishments, over the next 12 months, Zymeworks expects to:

•	Complete enrollment and report additional data from its adaptive Phase 1 clinical study of ZW25;
•	Refine the regulatory strategy and accelerate the development of ZW25;
•	File an Investigational New Drug (IND) Application for one of its wholly-owned product candidates;
•	Present preclinical data showcasing its maturing candidate pipeline and evolving therapeutic platforms; and
•	Establish new strategic drug development partnerships.
Additionally, Zymeworks expects its partners’ Azymetric™ programs to begin entering the clinic in 2018.
About ZW25
ZW25, Zymeworks’ lead product candidate, is being evaluated in a Phase 1 clinical trial in the United States. It is a bispecific antibody, based on Zymeworks’ Azymetric™ platform, that can simultaneously bind two non-overlapping epitopes of HER2, known as biparatopic binding. This unique design results in multiple mechanisms of action including dual HER2 signal blockade, increased binding and removal of HER2 protein from the cell surface, and potent effector function and has led to encouraging anti-tumor activity in patients with HER2-expressing breast and gastric cancer. Zymeworks is developing ZW25 as a HER2‑targeted treatment option for patients with any solid tumor that expresses HER2.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.
Cautionary Note Regarding Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this news release include statements that relate to Zymeworks’ anticipated achievement of corporate milestones in 2018, anticipated clinical results and preclinical data, its corporate partners, its strategies to accelerate development of ZW25, and other information that is not historical information. When used herein, words such as “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions, including assumptions regarding anticipated reporting of additional clinical and preclinical data, the efficacy of ZW25 and the Azymetric™ platform, its ability to file an Investigational New Drug Application within its anticipated timeframe, and its ability to enter into new partnership arrangements. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks’ registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with Zymeworks’ initial public offering on May 3, 2017 (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as Zymeworks’ current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. Zymeworks cannot guarantee future results, events, levels of activity, performance or achievements. Zymeworks does not undertake and specifically declines any obligation to update, republish or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, except as may be required by law.

Contacts:

Zymeworks Inc.
Investor Inquiries:
Ryan Dercho, Ph.D.
(604) 678-1388
ir@zymeworks.com

Media Inquiries:
Angela Bitting
(925) 202-6211
a.bitting@comcast.net